



FORM C/A

(Revised for material changes on September 27, 2022)
Amendment for: a) extension of offering close date from October 4, 2022, to October 20, 2022 and b) changes to financial statements to reflect recommendations by their CPA during their Financial Review process

Name of Issuer	Arepa Zone, LLC
DBA	Arepa Zone, LLC
Form of Entity	Limited Liability Company
Jurisdiction of Incorporation / Organization	District of Columbia
Date of Organization	October 21, 2013
Physical Address of Issuer	3160 Spring Street, Unit B Fairfax, VA 22031
Website of Issuer	https://arepazone.com/
Intermediary Name	SMBX, LLC
Intermediary CIK	0001707214
Intermediary SEC File Number	007-00129
Intermediary CRD Number	290186

1. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:**

    SMBX will <u>not</u> be charging a capital raise fee as these bonds are part of the DC Rebuild Program.

2. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**

    N/A

3. **Type of security offered:**

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☐ Common Stock
☐ Preferred Stock
☒ Debt
☐ Other

If Other, describe the security offered: N/A

4. **Target number of securities to be offered:** Up to 50,000 units

5. **Price (or method for determining price):** $10.00 per unit

6. **Minimum Target offering amount:** $100,000

   Maximum Target offering amount: $500,000

7. **Oversubscriptions accepted (only during offering, but not after offering has closed):**

   ☒ Yes
   ☐ No

   If yes, disclose how oversubscriptions will be allocated:

   ☐ Pro-rata basis
   ☒ First-come, first-served basis
   ☐ Other

   If other, describe how oversubscriptions will be allocated: N/A

8. **Maximum offering amount (if different from target offering amount):** $500,000

9. **Deadline to reach the target offering amount:** October 20, 2022

   NOTE: If the sum of the investment commitments does not equal to or reach the minimum target offering amount at the offering deadline, then either 1) an issuer accepts a lower fund raised amount and investors invested in the bonds also confirm this change to the offering, at which case, the offering will be finalized and processed through accordingly, 2) an issuer extends the offering deadline to a future date and investors invested in the bonds also confirm this change to the offering or 3) no securities will be sold in the offering and investment commitments will be cancelled and committed funds will be credited back to investors' bank accounts or credit cards.

10. **Current number of employees: 52**

11. **Financial Summary of Issuer:**

    Fiscal year-end is December 31

Financial Overview	FY20	FY21	YTD 3/31/2022
Total Assets	$1,382,736	$1,991,878	$3,269,611
Cash and Cash Equivalents	$287,386	$93,200	$1,253,636
Accounts Receivable	$5,124	$5,872	$21,232
Short-Term Debt	$343,541	$465,055	$259,048
Long-Term Debt	$1,065,626	$865,688	$2,329,212
Revenue	$1,939,293	$2,577,433	$770,063
Cost of Goods Sold	$714,319	$1,118,355	$309,263
Taxes	$0	$0	$0
Net Income	-$159,258	$862,146	$31,340

12. **Select the jurisdictions in which the issuer intends to offer the securities:**



☒ AL ☒ AK ☒ AZ ☒ AR
☒ CA ☒ CO ☒ CT
☒ DE ☒ DC
☒ FL
☒ GA
☒ HI
☒ ID ☒ IL ☒ IN ☒ IA
☒ KS ☒ KY
☒ LA
☒ ME ☒ MD ☒ MA ☒ MI ☒ MN ☒ MS ☒ MO ☒ MT
☒ NE ☒ NV ☒ NH ☒ NJ ☒ NM ☒ NY ☒ NC ☒ ND
☒ OH ☒ OK ☒ OR
☒ PA
☒ RI
☒ SC ☒ SD
☒ TN ☒ TX
☒ UT
☒ VT ☒ VA
☒ WA ☒ WV ☒ WI ☒ WY
☒ B5 ☒ GU ☒ PR ☒ VI ☒ 1V

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. **Name of Issuer: Arepa Zone, LLC**

    COMPANY ELIGIBILITY

    NOTE: If any of the following statements is not true, then you are <u>NOT</u> eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

2. ☒ **Check this box to certify that all of the following statements are true for the issuer:**

    - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
    - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
    - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
    - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
    - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
    - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

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3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

☐ Yes
☒ No

If yes, please explain: N/A

DIRECTORS OF THE COMPANY

4. **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer. List all positions and offices with the issuer held and the period of time in which the director served in the position or office:**

Name of Director	Dates of Board Service	Principal Occupation	Employer	Dates of Service	Title / Position	Principal Business
Gabriela Febres	2013 - Present	Co-CEO	Arepa Zone, LLC	2013 - Present	Co-CEO	Limited-Service Restaurants
Ali Arellano	2013 - Present	Co-CEO	Arepa Zone, LLC	2013 - Present	Co-CEO	Limited-Service Restaurants

OFFICERS OF THE COMPANY

NOTE: The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

Name of Officer	Title / Position	Dates of Service	Responsibilities
Gabriela Febres	Owner	2013 - Present	Owner
Ali Arellano	Owner	2013 - Present	Owner

5. **Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer. List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:**

N/A

PRINCIPAL SECURITY HOLDERS

NOTE: The following information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

6. **Provide the name of ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Name of Holder	% of Voting Power Prior to Offering
Gabriela Febres	50%
Ali Arellano	50%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Arepa Zone, LLC (NAICS 722513) [is the DC area's home for authentic Venezuelan food. Partners Ali Arellano and Gabriela Febres opened up the doors to their bright yellow food truck in April of 2014, becoming the first and only food truck to serve Venezuelan arepas in the region, winning Best Food Truck and Best New Food Truck later that year. Ali and Gabriela later won a business plan competition which gave them the opportunity to open up a stall inside of DC's iconic Union Market in 2015 as well as the construction of a state-of-the-art commercial kitchen that same year. In December 2017, Arepa Zone's flagship

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location opened on 14th Street. In July 2018, Arepa Zone was invited to open up a concession stand inside of DC United's Audi Field by world renowned Chef Jose Andres. Since then, Arepa Zone has opened a location inside Nationals Park, becoming the first Venezuelan arepa concession inside an MLB stadium. The latest addition to Arepa Zone was in January of 2022, inside Western Market, a food hall in the heart of George Washington University.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. **Discuss the material factors that make an investment in the issuer speculative or risky:**

Investment in the Issuer is a purchase of a debt security, specifically, a debt security that pays principal plus interest monthly for the duration of the outstanding debt. The primary material factor that makes investment in a debt security and in this issuer speculative or risky is the Issuer's ability to service the debt through cash generated by revenue. Therefore, any material changes to revenue will impact the Issuer's capacity to service the debt. These factors may include but are not limited to a sufficient decline in sales of its products and/or services, unforeseeable extraordinary expenses incurred in its operations, and/or taking on more debt than is viable for the business to service. Please see the financial condition of the issuer on page 14 for a more detail breakdown of how material changes to its revenue generating capacity and net income could impact its' ability to service this debt and thus create risk to you and your investment.

Ali Arellano filed for Ch. 7 bankruptcy in 2011, which was discharged in 2012.

NOTE: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the above. No specific number of risk factors is required to be identified.


USE OF FUNDS


1. **What is the purpose of this offering?**

The purpose of this offering is to raise up to $500,000. **Arepa Zone, LLC** intends to use offering net proceeds towards construction and equipment.

2. **How does the issuer intend to use the proceeds of this offering?**

NOTE: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity.

If minimum raise is met:
* $80,000 (80.00%) of the proceeds will go towards construction
* $20,000 (20.00%) of the proceeds will go towards equipment

If the maximum raise is met:

- $400,000 (80.00%) of the proceeds will go towards construction
- $100,000 (20.00%) of the proceeds will go towards equipment

DELIVERY & CANCELLATIONS

3. **How will the issuer complete the transaction and deliver securities to the investors?**
   The following describes the method and the process to invest in the Issuer/Company's debt securities, including how the Issuer/Company will complete an investor's transaction(s) and deliver securities to the investor.

   - Offering Process. The offering will use a first come first serve/pro-rata method to issue and sell bonds to investors. All bonds pay a fixed rate interest as per the terms of the offering.
   - Investor Commitment. The Investor will place order(s) through the SMBX mobile app, the SMBX Investment Center web client, or the SMBX Investment Center mobile web client by inputting the total amount they would like to invest at a preset value of $10.00 per bond and at the fixed interest rate per the terms of the offering. Bond orders are processed through immediately and an investor has up to 48 hours before the close of an offering to cancel their order(s).
   - Investor Transfer of Funds. The initiation for a Transfer of Funds will happen simultaneously when an order is placed (payment for bonds are upfront). The order(s) will sit in the investor's portfolio as pending until the transfer of funds / payment is completed. The funds will sit in an escrow account on behalf of the issuer until the close of a successful offering. Only those orders that have fully settled will be allocated bonds on a first come first serve / pro-rate basis at the end of the offering.
   - Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including how much has been raised so far and how many days remain until the end of the offering.
   - Closing of an Offering. Original Date – At the close of the offering, investors will receive an email notifying that they have been allocated a number of bonds or whether their order(s) have been cancelled and returned due to oversubscription. The investor may also be asked to reconfirm their order(s) within 5 business days by clicking on a link included in the email in the event of a material change to an offering (material changes may include a change to the offering's deadline date, a change to the offering amount, etc.). Orders not reconfirmed within 5 business days will be cancelled and refunded to investor's bank account or credit card.
   - Early Closing. In the event an offering has met its 21-day minimum open requirement and has been fully subscribed before the offering's original close date, the Company may choose to close the offering early. The offering will then be settled at the issuer's direction by the SMBX. An email notification will be sent to all investors and those who have been allocated bonds will proceed to either receive their bond certificates or asked to reconfirm their bonds in the event of a material change to the offering. All investors who are not allocated bonds will receive a notification that funds will be refunded to their bank accounts or credit cards due to oversubscription. The decision for an early closing and the email notifications will be sent at least 5 business days prior to the original close date.
   - Securities Transfer(s). Bond Certificates – After an offering has closed and all investors who were allocated bonds have reconfirmed their orders in the event of a material change to the offering, the Company will direct SMBX to issue on their behalf, the electronically signed bond certificates in pdf format to investors via email. The bond certificates will be the investor's authoritative copy of ownership of the bonds. All bond certificates have unique identification codes that the Company and the SMBX have records of. If you misplace or lose your bond certificate(s), please contact support@thesmbx.com and notify them that you need a replacement certificate. SMBX and the Company will then update and void your old certificate(s) on our records and issue you new certificate(s) via email.
   - Portfolio Entry. On the same day investors receive their bond certificate(s) via email, they will see the bonds registered in their portfolio under Bonds. That bond issuance date will also be the first day their bond securities will start accruing interest for the month. Investors will then start receiving principal + interest (earnings) on their bond securities exactly 1 month on the same day of the bond issuance date (except if the day lands on a holiday or weekend or on a day that a particular month may not have the same day, i.e. the 31st, then repayments will be recorded and credited the following business day).

4. **How can an investor cancel an investment commitment?**

   NOTE: An investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

   The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).



If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline and the investor has been allocated bonds, post the closing process including a possible reconfirmation of the investment commitments by investors in the event of a material change to the offering, the funds will be released to the issuer upon the closing of the offering and the investor will receive securities in exchange for his or her investment(s).

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

If there is a material change to the terms of the offering or the information provided to the investor about the offering and/or the Company, the investor will be provided notice of the change and must reconfirm his or her investment commitment within five business days of receipt of the notice. If the investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the investor cancels his or her investment commitment during the period when cancellation is permissible or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the investor will receive, and refund the investor's funds.

OWNERSHIP AND CAPITAL STRUCTURE

Describe the terms of the securities being offered.

1. **Do the securities offered have voting rights?**

   ☐ Yes
   ☒ No

2. **Are there any limitations on any voting or other rights identified above?**

   ☐ Yes
   ☒ No

   If yes, please explain: N/A

3. **How may the terms of the securities being offered be modified?**

   The Issuer has the right to amend the terms on the securities being offered during the life of the offering before they are issued and finalized on the bond issuance date. If there is a material change to the terms of the offering or the information provided to the investor about the offering and/or the Company, the investor will be provided notice of the change and must reconfirm his or her investment commitment within five business days of receipt of the notice. If the investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

A. To the issuer;
B. To an accredited investor;
C. As part of an offering registered with the U.S. Securities and Exchange Commission; or
D. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D (same methodology for Regulation Crowdfunding), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

4. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

   N/A

   Describe any other rights, if applicable: N/A



5. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

    N/A

6. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    ☐ Yes
    ☒ No

    If yes, please explain the following:

7. **How could the exercise of rights held by the principal shareholders identified above affect the purchasers of the securities being offered?**

    N/A

8. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?**

    N/A

9. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    N/A

10. **What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

    A.   Additional Issuances of Securities
    B.   Issuer Repurchases of Securities
    C.   A Sale of the Issuer or of Assets of the Issuer
    D.   Transactions with Related Parties

    N/A for all. This is a debt product.

11. **Describe the material terms of any indebtedness of the issuer:**

Creditor	Issue Date	Original Amount	Outstanding Principal	Interest Rate	Maturity Date	Current with Payments
Latino Economic Development Center	6/20/2017	100,000	21,333	0%	7/10/2023	Yes
TB Bank Loan	11/7/2019	90,000	49,481	5.29%	11/7/2024	Yes
EIDL	4/17/2020	500,000	488,312	3.75%	4/17/2051	Yes
Marlin Capital Solutions	6/16/2021	82,500	49,047	6.90%	6/16/2023	Yes
Auto Loan Bank of America	8/3/2021	56,711	50,268	4.19%	8/2/2027	Yes
Latino Economic Development Center	12/17/2021	100,000	93,333	0%	3/10/2027	Yes
EIDL	1/24/2022	1,500,000	1,500,000	4%	1/18/2054	Yes

12. **What other exempt offerings has the issuer conducted within the past three years?**



N/A

13. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount in where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**

   A. any director or officer of the issuer;
   B. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   C. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
   D. or any immediate family member of any of the foregoing persons.

   ☒ Yes
   ☐ No

   If yes, for each such transaction, specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Western Market
Amount Invested	$219,814.30
Transaction Type	Internal Note
Issue Date	11/12/2020
Outstanding Principal plus Interest	$0.00
Interest Rate	N/A
Relationship	Common Control
Additional Comment	N/A

NOTE: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of the above Offering Statement.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

1. **Does the issuer have an operating history?**

   ☒ Yes
   ☐ No

2. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

   NOTE: The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.

   For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

   For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

   Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

   These instructions refer to the issuer and its predecessors, if any.

   <u>**Management's Discussion and Analysis of Financial Condition and Results of Operations**</u>

   You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the plans for our expansion involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to our ability to service our debt.

   <u>Overview</u>

   The Company's fiscal year-end is December 31.

   Arepa Zone, LLC (NAICS 722513) is the DC area's home for authentic Venezuelan food. Partners Ali Arellano and Gabriela Febres opened up the doors to their bright yellow food truck in April of 2014, becoming the first and only food truck to serve Venezuelan arepas in the region, winning Best Food Truck and Best New Food Truck later that year. Ali and Gabriela later won a business plan competition which gave them the opportunity to open up a stall inside of DC's iconic Union Market in 2015 as well as the construction of a state-of-the-art commercial kitchen that same year. In December 2017, Arepa Zone's flagship location opened on 14th Street. In July 2018, Arepa Zone was invited to open up a concession stand inside of DC United's Audi Field by world renowned Chef Jose Andres. Since then, Arepa Zone has opened a location inside Nationals Park, becoming the first Venezuelan arepa concession inside an MLB stadium. The latest addition to Arepa Zone was in January of 2022, inside Western Market, a food hall in the heart of George Washington University.

   Arepa Zone, LLC began operations in October 2013. For FY21, the Company generated $2,577,433 in revenue and $862,146 of net income. During FY20 the Company generated $1,939,293 in revenue and -$159,258 of net income. These financial results are historical and not representative of what investors should expect in the future.

   <u>Milestones</u>

   Arepa Zone, LLC started as the first and only food truck to serve Venezuelan arepas in the region, winning Best Food Truck and Best New Food Truck their first year. Ali and Gabriela later won a business plan competition which gave them the opportunity to

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open up a stall inside of DC's iconic Union Market in 2015 as well as the construction of a state-of-the-art commercial kitchen that same year. In December 2017, Arepa Zone's flagship location opened on 14th Street. In July 2018, Arepa Zone was invited to open up a concession stand inside of DC United's Audi Field by world renowned Chef Jose Andres. Since then, Arepa Zone has opened a location inside Nationals Park, becoming the first Venezuelan arepa concession inside an MLB stadium. The latest addition to Arepa Zone was in January of 2022, inside Western Market, a food hall in the heart of George Washington University.

Historical Results of Operations

- Revenues and gross margin. During FY20 and FY21, the Company generated revenues of $1,939,293 and $2,577,433, respectively, while gross margins were 63% and 57%, respectively. This change reflected the growing demand for the Company's products. For the YTD 3/31/2022 period, revenue and gross margin was $770,063 and 60%, which suggest continued growth in the overall business.
- Net income. For FY20 and FY21, the business generated earnings of -$159,258 and $862,146, respectively, as the increase in overall revenue was matched with an improvement in operating expenses. However, while YTD 3/31/2022 net income of $31,340 reflects continued profitability, the operating environment and other expenditures have contracted the profit margin.
- Assets. Total assets changed from $1,382,736 at year-end FY20 to $1,991,878 at year-end FY21. Moreover, assets at 3/31/2022 were $3,269,611, which was comprised primarily of cash and fixed assets.
- Debt. Total debt was $1,409,167 at year-end FY20 and $1,330,744 at year-end FY21. At 3/31/2022, total debt of $2,588,260 consisted of $259,048 in short-term debt and $2,329,212 in long-term debt.

The Company's ability to be operational is not dependent on reaching its maximum funding target. If the offering is not successful, **Arepa Zone, LLC** will likely obtain other means of financing or deploy the capital as its cash flow allows, or it may do nothing as these funds are not required for daily operations. In the event the offering successfully reaches the maximum raise target, the Company will deploy 100% to the intended use of funds.

Related Party Transactions

See Ownership and Capital Structure section.

Liquidity & Capital Resources

Of the Company's total assets of $3,269,611 at 3/31/2022, $2,015,514 were reported as current assets. This includes cash of $1,253,636 and accounts receivable of $21,232.

FINANCIAL INFORMATION

Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix, Financial Statements

NOTE: To determine the financial statements required, the Aggregate Offering Amount means the aggregate amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period plus the current maximum offering amount provided in this Form C.

To determine whether the issuer has previously sold securities in reliance on Regulation Crowdfunding, "issuer" means the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer.

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements. <u>If the financial statements are not audited, they shall be labeled as "unaudited."</u>

Issuers offering securities and required to provide the information set forth below before filing a tax return for the most recently completed fiscal year may provide information from the tax return filed for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed, if filed during the offering



period. An issuer that requested an extension of the time to file would not be required to provide information from the tax return until the date when the return is filed, if filed during the offering period.

Aggregate Offering Amount: $107,000 or less

Financial Information Required:

The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any):

- Total Income
- Taxable Income; and
- Total Tax;

1) certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and

2) Financial statements of the issuer and its predecessors, if any.

Financial Statement Requirements:

Financial statements must be <u>certified</u> by the principal executive officer of the issuer. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or certification of the principal executive officer.

Aggregate Offering Amount: More than $107,000, but not more than $535,000

Financial Information Required:

1) Financial statements of the issuer and its predecessors, if any.

Financial Statement Requirements:

Financial statements must be <u>reviewed</u> by a public accountant that is independent of the issuer and must <u>include a</u> <u>signed review</u> <u>report</u>. If financial statements of the issuer are available that have been <u>audited</u> by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a <u>signed audit report</u> and need not include the reviewed financial statements.

Aggregate Offering Amount: More than $535,000

Financial Information Required:

1) Financial statements of the issuer and its predecessors, if any.

Financial Statement Requirements:

If the issuer <u>has previously sold</u> securities in reliance on Regulation Crowdfunding, financial statements must be <u>audited</u> by a public accountant that is independent of the issuer and must <u>include a signed audit report</u>.

If the issuer <u>has NOT previously sold</u> securities in reliance on Regulation Crowdfunding and it is offering more than $535,000 but not more than $5,000,000, financial statements must be <u>reviewed</u> by a public accountant that is independent of the issuer and must <u>include a signed review report</u>.

If financial statements of the issuer are available that have been <u>audited</u> by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a <u>signed audit report</u> and need not include the reviewed financial statements.



A principal executive officer certifying financial statements must provide the following certification:

I, Gabriela Febres, certify that:

1.   The financial statements of Arepa Zone, LLC included in this Form are true and complete in all material respects;

and

2. The tax return information of Arepa Zone, LLC included in this Form reflects accurately the information reported on the tax return for Arepa Zone, LLC filed for the most recent fiscal year ended December 31.



[Signature]

Owner
[Title]

9/26/2022
_____
[Date]

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

An issuer will not be in compliance with the requirement to provide reviewed financial statement if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaimer of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available.

If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years.

If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

STAKEHOLDER ELIGIBILITY

If you would have answered "Yes" to any of the following questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:



1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**

   A. In connection with the purchase or sale of any security?

   ☐ Yes
   ☒ No

   B. Involving the making of any false filing with the Commission?

   ☐ Yes
   ☒ No

   C. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

   ☐ Yes
   ☒ No

   If yes to any of the above, please explain: N/A

2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**

   A. In connection with the purchase or sale of any security?

   ☐ Yes
   ☒ No

   B. Involving the making of any false filing with the Commission?

   ☐ Yes
   ☒ No

   C. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

   ☐ Yes
   ☒ No

   If yes to any of the above, please explain: N/A

3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**

   A. At the time of the filing of this offering statement bars the person from:

   i. Association with an entity regulated by such commission, authority, agency or officer?

   ☐ Yes
   ☒ No

   ii. Engaging in the business of securities, insurance or banking?

☐ Yes
☒ No

iii.   Engaging in savings association or credit union activities?

☐ Yes
☒ No

B.   Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

☐ Yes
☒ No

If yes to any of the above, please explain: N/A

4.   **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**

A.   Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

☐ Yes
☒ No

B.   Places limitations on the activities, functions or operations of such person?

☐ Yes
☒ No

C.   Bars such person from being associated with any entity or from participating in the offering of any penny stock?

☐ Yes
☒ No

If yes to any of the above, please explain: N/A

5.   **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

A.   Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

☐ Yes
☒ No

B.   Section 5 of the Securities Act?

☐ Yes
☒ No

If yes to any of the above, please explain: N/A



6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**

    ☐ Yes
    ☒ No

    If yes to any of the above, please explain: N/A

7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

    ☐ Yes
    ☒ No

    If yes to any of the above, please explain: N/A

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

    ☐ Yes
    ☒ No

    If yes to any of the above, please explain: N/A



ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

<u>120 days after the end of each fiscal year covered by the report.</u>

Once posted, the annual report may be found on the intermediary's website under the offering's Issuer Financial Information section at:

https://thesmbx.com

The issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, at least three annual reports and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities;
5) the issuer liquidates or dissolves its business in accordance with state law.

APPENDICES

Appendix A: Bond Prospectus

Appendix B: Financial Statements

Appendix C: Other Supplemental Documents